EXHIBIT 99.1

Stantec selected to lead design for 7-kilometre Dundas Bus Rapid Transit Mississauga East corridor in Ontario

EDMONTON, Alberta and NEW YORK, May 08, 2025 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected by the City of Mississauga to lead detailed design and contract administration on the Dundas Bus Rapid Transit Mississauga East Corridor, which includes more than 7 kilometres of bus rapid transit (BRT) with 8 stops. Led by the City of Mississauga, the Dundas BRT Mississauga East segment has an estimated project budget of C$580 million, which includes design and construction, land acquisition, and additional regional utility upgrades to be coordinated to increase construction efficiency.

“The Dundas BRT will provide direct connections to urban light rail and the wider regional transit network, connecting mobility hubs and enhancing transit services locally and regionally,” said Susan Walter, Stantec’s executive vice president of Infrastructure. “BRT solutions are a growing trend across North America, and we are excited to provide our expertise and support the City of Mississauga.”

In addition to the transportation work, Stantec’s Water group will work with water engineering partner CIMA+ on approximately 12,500 metres of watermain and approximately 12,600 metres of wastewater main replacement, using a combination of trenchless tunneling and open-cut techniques. These works will be closely coordinated with roadway construction to minimize community disruption while optimizing cost and schedule outcomes.

Improving connections in Mississauga and the region
The Dundas BRT Mississauga East project will be designed to increase service reliability, decrease travel time, and enhance transit ridership and satisfaction. It is a crucial part of the larger transit expansion in the region, supporting transportation demand and Metrolinx’s 2041 Regional Transportation Plan, which is designed to promote economic growth, support increased housing supply, and create jobs. The project also aligns with the City of Mississauga’s 2018 Dundas Connects Master Plan, supporting urban growth while addressing environmental commitments and community interests.

“Mississauga is experiencing significant growth in its rapid transit system, driven by increased transit and housing demands, and a commitment to sustainable urban development,” said Sam Rogers, Commissioner of Transportation and Works, City of Mississauga. “We look forward to collaborating with Stantec to deliver this priority project for the residents and businesses in Mississauga.”

A design for all road users
The Dundas BRT Mississauga East design will include dedicated median bus lanes and use Intelligent Transportation Systems (ITS) for optimized signal timings and transit priority for fast, reliable service. It will introduce new and upgraded stops equipped with improved accessibility for all passengers. The design is committed to meeting—and, where possible, exceeding—the requirements of the Accessibility for Ontarians with Disabilities Act and the City of Mississauga’s Facility Accessibility Design Standards. Inclusive, barrier-free mobility for non-vehicular users will be included through accessible routes, tactile surfaces, and integrated public amenities.

Once complete, the corridor will feature an enhanced boulevard based on complete street principles, which will include cycle tracks and sidewalks to support all road users with safe, attractive travel options.

Stantec will provide consulting, design, tender preparation, procurement support, construction, post-construction, and maintenance period administration services. Works will also include significant utility relocation coordination, permitting, and approvals facilitation. The project will include environmentally friendly practices and materials to minimize the project’s carbon footprint.

BRT and transit experience across North America
Stantec has been at the forefront of multiple BRT projects across North America, including vivaNext BRT in the Greater Toronto Area, MAX Purple and MAX Yellow in Calgary, OC Transpo Transitway BRT in Ottawa, and the LA Metro Orange Line BRT Extension.

In the Greater Toronto Area, Stantec is providing services on numerous transit expansion projects, including the Hazel McCallion Line, Toronto Subway Program, Ontario Line, and the Waterfront East Light Rail Transit Extension.

Learn more about Bus Rapid Transit at Stantec.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Colin Nekolaichuk Stantec Media Relations Ph: (437) 225-6384 colin.nekolaichuk@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com